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                               June 29, 2020

       Daniel Schreiber
       Chief Executive Officer
       Lemonade, Inc.
       5 Crosby Street, 3rd Floor
       New York, NY 10013

                                                        Re: Lemonade, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 23, 2020
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 25, 2020
                                                            File No. 333-239007

       Dear Mr. Schreiber:

             We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2020 letter.

       Amendment No. 2 to Form S-1 filed June 23, 2020

       Our Amended Charter designates the Court of Chancery of the State of Delaware as the
       exclusive forum, page 68

   1. We note your disclosure here that the exclusive forum provision will not apply to suits brought to enforce any
liability or duty created by the Securities Act or the Exchange Act, or to any claim for
which the federal courts have exclusive jurisdiction. We further note your amended
certificate of incorporation indicates that the exclusive forum provision will not apply to suits
brought to enforce any liability under the Exchange Act and appears to indicate that the U.S.
federal district courts shall be the exclusive forum for certain actions
 Daniel Schreiber
Lemonade, Inc.
June 29, 2020
Page 2
         arising under the Securities Act. Please revise for consistency or advise.
Exhibits

2. We note that the newly included exhibits 10.1 and 10.14 through 10.18 relating to the reinsurance agreements each appear to omit an attachment. Each agreement indicates that the reinsurer(s) are identified in the Interest and Liabilities Agreement(s) attached to and forming part of the contract. Please file the the missing agreements or advise.
Amendment No. 3 to Form S-1 filed June 25, 2020

Item 15. Recent Sales of Unregistered Securities
Options Issuances, page II-3

3. Please revise your disclosure of the upper end of the exercise price range for options granted in the three years preceding this filing to include the $28.53 exercise price for options granted in September and November of 2019 consistent with the listing on page 4 of your June 16, 2020 letter. Otherwise, tell us why the $24.47 exercise price per share as disclosed is appropriate.
       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameDaniel Schreiber                             Sincerely,
Comapany NameLemonade, Inc.
                                                               Division of
Corporation Finance
June 29, 2020 Page 2                                           Office of
Finance
FirstName LastName